

September 20, 2013

Via E-mail
Eric Stoppenhagen
Chief Financial Officer
Gold Hill Resources, Inc.
3960 Howard Hughes Pkwy. #500
Las Vegas, NV 89169

> **Re: Gold Hill Resources, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed September 17, 2013**
> **File No. 000-53627**

Dear Mr. Stoppenhagen:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed September 17, 2013

Mining Properties, page 5

1. We have read your response and revision to comment 7 in our letter dated August 16, 2013. You have told us that your mining properties are not currently incorporated into your current business plan and do not impact your manufacturing of mineral detection products. Please revise herein and in future filings to disclose for what purpose(s), then, you possess the mining claims/properties. Confirm to us that these claims/properties are not included as assets on the balance sheet in any period.

Management's Discussion and Analysis, page 8

Liquidity and Capital Resources, page 9

2. We have read your response and revision to comment 11 in our letter dated August 16, 2013. You state on page 10 that in the event you are unsuccessful in raising additional funding and your existing cash and cash equivalents were not sufficient to fund your business needs, you would scale back all new product development besides your Ground Penetrating Radar (GPR) project. Please revise herein and in future filings to disclose the extent to which your monthly expenditures of $25,000 relate to the GPR project, and provide a timeline for such development.

3. We have read your response and revision to comment 13 in our letter dated August 16, 2013. You have responded "There are financial covenants under our debt agreements." However, on page 10 you state "There are no financial covenants concerning debt-to-equity, tangible net equity and interest coverage ratios . . . There are no financial covenants under our debt agreements." Please reconcile these statements. Please tell us whether your debt agreements were modified to remove such covenants. If not, please explain to us how the aforementioned financial covenants are apparently no longer applicable. Finally, we note the previous disclosure continues to appear on page 17 in the July 31, 2013 Form 10-Q. Please revise future periodic filings accordingly.

Directors and Executive Officers, Promoters and Control Persons, page 18

4. We note your response and revision in response to comment 5 in our letter dated August 16, 2013. Please revise your filing to provide an approximate allocation of the 25,000+ customers among each of past, current and potential customers.

Certain Relationships and Related Transactions, page 21

5. We note your response and revision in response to comment 20 in our letter dated August 16, 2013. You disclose that "Accurate Locators leases its facilities from Wayne Good, our *Chief Financial Officer* and shareholder . . ." [emphasis added]. Mr. Stoppenhagen is noted as your Chief Financial Officer and Mr. Good is noted as your Chief Executive Officer, so this reference appears incorrect. Please revise.

Form 10-Q for the period ended July 31, 2013

Balance Sheets, page 4

6. Please revise future filings as appropriate to indicate a Retained earnings (deficit).

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director